EXHIBIT 99.1

Sono Motors Commits to Focus Exclusively On Solar Tech Company, and Has Terminated the Sion Program

  Sono Motors Commits to Focus Exclusively on Solar Business for B2B Customers, And Has Terminated the Sion Passenger Car Program
  Solar Technology Has Been Engineered to Enable Integration With a Wide Range of Vehicles, Including Buses and Trucks; Already Acquired 23 Customers To-Date
  Solar Solutions, Including Hardware Such as Power Electronics and Software, Benefit Fleet Operators by Saving Fuel and Costs and Reducing CO2 Emissions
  Sono Motors Recently Secured Funding From EU Commission Granted Project for its Solar Technology
  Given the Capital-Light Nature of the B2B Solar Business, the Company’s Funding Needs Are Expected to Decrease Materially
  Talks With Potential Investors to Focus on ‘Solar Only Business’
  Termination of Sion Passenger Car Program Positions the Company to Implement Significant Cost Reduction Measures

MUNICH, Germany, Feb. 24, 2023 (GLOBE NEWSWIRE) -- The solar mobility solutions provider Sono Group N.V. (NASDAQ: SEV) (“Sono Motors” or the “Company”) today announced that it decided to pivot its business model to exclusively retrofitting and integrating its solar technology onto third party vehicles, and to terminate its Sion passenger car program (‘Sion program’), effective today. The Company’s solar solutions, including hardware such as power electronics and software, are already in application today, with 23 B2B customers across Europe, Asia, and the United States piloting Sono Motors’ integrated solar technology on a variety of vehicles, including third-party OEM cars, buses, refrigerated vehicles, and recreational vehicles. Fleet operators can benefit from integrating Sono Motors’ technology to save fuel, costs, and CO2, thereby contributing to the fight against climate change through a reduction in greenhouse gas emissions. Termination of the Sion program reflects a decision to focus on a capital-light business model – an estimated 90% of the funding needs for 2023 were generated by the Sion program – in light of depressed capital market conditions. Given the resource-intensive nature of the Sion program, including personnel requirements, the Company is now implementing a significant cost reduction program.

“This pivot marks a significant step in Sono Motors’ business development," said Laurin Hahn, co-founder and CEO of Sono Motors. “Even though we had to terminate our original passion project, the Sion program, shifting our entire focus to business-to-business solar solutions provides us with an opportunity to continue to create innovative products in the solar space. It was a difficult decision and despite more than 45,000 reservations and pre-orders for the Sion, we were compelled to react to the ongoing financial market instability and streamline our business.“

Sono Motors is currently working as a development-partner and supplier with companies across ten countries in Europe, Asia, and the United States. Customers include Mitsubishi Europe, CHEREAU, and two Volkswagen subsidiaries – Scania and MAN Truck & Bus. Going forward, Sono Motors intends to focus specifically on buses and third-party OEM cars. The Company will now scale up its technology, starting with the introduction of the next generation of its mass-market-ready retrofit solution for cleaner public transportation — the ‘Solar Bus Kit’ — planned for the second quarter of 2023. Talks with potential investors will now exclusively focus on solar technology.

The potential of Sono Motors’ technology has been validated not only by the Company’s commercial partnerships, but also by the European Union. In January 2023, the Company secured €1.46 million in funding from the EU Commission’s European Climate, Infrastructure and Environment Executive Agency (‘CINEA’) to advance the development of the Company’s proprietary solar technology (‘SEAMLESS-PV’ project). Sono Motors has also announced that it now has 52 patents filed or granted, 42 of which are for the Company’s proprietary solar technology, a significant increase from 10 patents filed or granted at the time of the Company’s IPO in November 2021. The number of patents filed or granted include patents relating to the same invention filed in different jurisdictions.

The success of the Sion’s 18-vehicle series-validation program was, in the Company’s view, proof that the concept of a solar electric vehicle (SEV) works. Just before entering pre-series production, the Sion was on a trajectory to become a disruptor in the automotive solar technology industry. In terms of Sion reservations with deposits made before the #savesion campaign, the Company announced a payback plan to reimburse in various installments including a bonus over the next two years. Although Sono Motors has terminated the Sion program, the Company will continue to utilize patented technology developed in its ongoing integration and retrofit business. On top, Sono Motors intends to sell its Sion program.

In light of the Company’s decision to terminate the Sion program, the Company plans the redundancy of approximately 300 employees. In this context, Thomas Hausch has decided to step down from his role as COO but will support the Company’s transition. “Without Thomas' professional dedication and outstanding character our Sion program would have not made it this far. We are so thankful for his past and future championing of our mission," said Laurin Hahn.

NOTE
The above-mentioned CINEA funds will be strictly used only for SEAMLESS-PV project activities as agreed with the project partners and the European Commission and will not be used in any other activities.

ABOUT SONO MOTORS
Sono Group N.V. (NASDAQ: SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including third-party OEM cars, buses, refrigerated vehicles, and recreational vehicles — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

CONTACT
Media:
Christian Scheckenbach | press@sonomotors.com | www.sonomotors.com/press

Investors:
Kirill Bagachenko | ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones and risks related to future results of operation, (iii) risks related to required funding and our ability to continue as a going concern, (iv) risks related to our ability to monetize our solar technology, (v) risks related to the uncertainty of the projected financial information with respect to our business, (vi) potential cancellations of reservations, leading to significant cash-outflows, which may exceed our available liquid means and could require us to file for insolvency, (vii) the impact of the pivot decision on our reputation, (viii) effects of competition on our future business and (ix) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.